August 29, 2008

Ms. Jennifer Gowetski
Senior Counsel
United States Securities and
  Exchange Commission
Washington, D.C.  20549

Re:          Resource Capital Corp.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 001-32733

Dear Ms. Gowetski:

    A copy of this letter has been furnished through EDGAR as correspondence.

    This letter sets forth Resource Capital Corp.’s (the “Registrant”) response to the staff’s comment letter dated August 20, 2008.  For your convenience, the comment has been repeated in bold type with the Registrant’s response set forth immediately below the text of the comment.

Item 11. Executive Compensation

How We Determined 2007 Compensation Amounts, page 130

1.
We note your response to our prior comment 3 that equity compensation is based on a qualitative evaluation of your performance and each NEO’s contribution to such performance. We also note your proposed additional language noting that equity awards are determined by Resource America’s compensation committee and then approved by your compensation committee. We further refer to the statements on page 128 that “[y]our Compensation Committee, in conjunction with Resource America’s compensation committee, determines equity compensation for [y]our NEOs,” and that “[your] committee determines the equity awards for [y]our CEO.” Please clarify in future filings, if true, that Resource America’s compensation committee determines equity compensation based on a discretionary evaluation of your performance and clarify the extent to which your compensation committee makes recommendations, if any, to Resource America’s compensation committee in determining any equity awards or other compensation awarded to your NEOs.

To provide the requested clarification in future filings, we intend to revise the compensation discussion and analysis disclosure in the subsection captioned “Setting Executive Compensation,” as set forth in Exhibit A. Exhibit A also revises the proposed disclosure set forth in our letter dated August 18, 2008.

    If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4142 or Michael Yecies, general counsel at (215) 717-3336.

Very truly yours,

                                /s/ David J. Bryant, Chief Financial Officer

Cc:           Michael S. Yecies
Mark E. Rosenstein

EXHIBIT A

Setting Executive Compensation

Our NEOs are employees of Resource America, which determines the base salary, cash incentive compensation and, for grants of Resource America equity securities, equity incentive compensation that is paid to our NEOs. A portion of the base salary and cash incentive compensation paid to them is derived from the fees paid by us under the management agreement. We do not control how such fees are allocated by Resource America to its employees. For a description of our management agreement, see Item 1: “Business-Management Agreement.” We disclose the cash amounts paid by Resource America to our CFO, our only NEO who devotes his full business time to our affairs, in the Summary Compensation Table below even though we do not pay these amounts to him.

When Resource America makes its determination of the amount of compensation it will award to one of our NEOs, including in particular the amount of Resource America securities that Resource America will grant as equity incentive compensation, Resource America also considers, but does not determine, the amount of Resource Capital securities we propose to grant as our equity incentive compensation to that NEO. Similarly, in determining the amount of equity incentive compensation we grant to one of our NEOs, our compensation committee considers, but does not determine, the compensation that Resource America proposes to grant to that NEO, including Resource America’s grant of Resource America securities as equity incentive compensation. Our respective compensation committees base their analyses and determinations upon recommendations submitted by Jonathan Z. Cohen, who is chief executive officer of both companies, for all of our NEOs other than himself. Resource America’s compensation committee determines the amount of compensation Resource America will award Mr. Cohen, while our compensation committee determines the amount of any Resource Capital equity incentive compensation we award to Mr. Cohen. These analyses and determinations are not based upon any particular compensation matrix or formula, but instead are based upon qualitative evaluations by Mr. Cohen and the compensation committees. Our compensation committee does not make recommendations to Resource America as to the amount of compensation Resource America grants to our NEOs, nor does Resource America’s compensation committee make recommendations to us regarding the amount of equity incentive compensation awarded by us to our NEOs.

Our compensation committee operates under a written charter adopted by our Board of Directors, a copy of which is available on our website at www.resourcecapitalcorp.com. Our Compensation Committee determines compensation amounts after the end of Resource America’s fiscal year, September 30, and makes equity awards in January of the following year. Our compensation committee has the discretion to issue equity awards at other times during the fiscal year.